December 3, 2014

Mr. Andrew Mew
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Darden Restaurants, Inc.
Form 10-K for the Year Ended May 25, 2014
Filed July 18, 2014
File No. 001-13666

Dear Mr. Mew:

I refer to the comment letter dated November 25, 2014 to C. Bradford Richmond of Darden Restaurants, Inc. and my conversation with Ms. Jean Yu of your office on December 1, 2014 regarding an extension of the comment letter response deadline. As discussed with Ms. Yu, the Company hereby confirms our intention to respond to the Staff’s comments by January 5, 2015.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Anthony G. Morrow
Anthony G. Morrow Assistant Secretary